Exhibit 99.1

11911 Freedom Drive, Suite 1080 Reston, VA 20190 Main Phone: 703-563-4100 Fax: 703-563-4111

April 29, 2013

Via Email and Overnight Courier

Board of Directors

c/o Mr. Lalit Dhadphale

President and Chief Executive Officer

HealthWarehouse.com, Inc.

7107 Industrial Road

Florence, KY 41042

Re:	Resignation from Board of Directors

Dear Mr. Dhadphale and Members of the Board of Directors:

I hereby submit my resignation as a Director of HealthWarehouse.com, Inc. (the “Company”), effective today.

As you are well aware, I do not have confidence in the strategic direction the Company is pursuing, the approach the Company has used to raise money (including involving a disgraced former employee and convicted felon), the manner in which the CEO communicates (or more properly fails to communicate) with the Board of Directors, or the ability of the CEO to execute a successful strategy.

Over the past several months, I have made my concerns known to management and the Board through various written communications, direct conversations with the CEO, and through the course of many discussions at the Board level. These concerns should be properly reflected in the minutes of Board meetings.

One of my seminal concerns, and one of the primary reasons for my decision to resign at this time, is that I simply do not have – and have not been able to obtain, despite my continued and repeated requests – any real visibility into the operations or management of the Company, including as to matters that should be within the traditional province of the Board.

I have tried to effect constructive change at the Company through my role on the Board, but these efforts have been blocked on repeated occasions by Company management and by a sympathetic majority of the Board. Information about the performance of the Company is not made available to members of the Board (or at least not to me), so it is impossible to perform a fiduciary oversight role. I recently discovered that the CEO described me to the CFO, in writing, as a member of a “Dissident Group” and attempted to prevent the Company’s then-CFO from having certain communications with me.

Board of Directors

c/o Mr. Lalit Dhadphale

April 29, 2013

While I recognize that I am only one of five Board members, with but one opinion and one vote, the events of the last several weeks in particular lead to my resignation today. During this time, the Company:

•	Failed to pay the bills of outside Counsel, and has no outside Counsel willing to represent the Company.

•	Sought to prevent the former CFO from talking to certain current shareholders or Board members, including me.

•	Filed a response to a shareholder lawsuit, which lawsuit sought to compel a long- overdue shareholder meeting, without consulting with the Board.

•	Ignored important changes suggested to the recently filed 10-Q which were designed to give shareholders more visibility into the actions of the Company.

•

Established a Board Committee of one director, whose independence and disinterestedness is in question, to investigate a variety of allegations made against members of the Board (including allegations made against the one director appointed to the Board Committee – who will investigate himself – as well as frivolous allegations against me), without having Company Counsel available to address issues regarding the creation and composition of the Special Committee.

•

Continues its inappropriate relationship with Mike Peppel — a known felon, convicted of money laundering and conspiracy to commit securities fraud, who misappropriated for his personal use over $380,000 from the Company, and who continues to owe the Company approximately $150,000 — by continuing to work with Mr. Peppel to raise both equity and debt for the Company.

•

Refuses to discuss at the Board level a significant financing proposal offered by two existing shareholders (whom management disfavors), despite the Company having a net working capital deficit reported in its most recent 10-Q filing of $7.6M and a Net Loss of $1.6M on $2.6M in revenue for the quarter.

Board of Directors

c/o Mr. Lalit Dhadphale

April 29, 2013

Notwithstanding the matters addressed above, it has been a privilege for me to serve as a director on the Company’s Board, and I wish the Company well in the future. As you know, our fund remains a significant stockholder in the Company. As shareholders, we will continue to monitor our investment in the Company very closely, and do what we can from the outside to help maximize the value of HealthWarehouse for all shareholders.

Sincerely,
/s/ John Backus
John Backus